Corres

LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 Wisconsin Avenue, NW, Suite 780

Washington, D.C.  20015

—————

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2007	nquint@luselaw.com

December 2, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4720

Attn.:                 Christian Windsor, Esq.

Special Counsel

Office of Financial Services

Re:                             Georgetown Bancorp, Inc.

Preliminary Merger Proxy Statement on Schedule 14A

File No. 001-35595

Dear Mr. Windsor:

On behalf of Georgetown Bancorp, Inc. (the “Company”), we are hereby transmitting a revised preliminary merger proxy statement on Schedule 14A (the “Amended Proxy Statement”).  Set forth below are the comments from the Staff’s comment letter dated November 29, 2016, as well as the Company’s responses to those comments.  The Amended Proxy Statement has been blacklined to reflect changes from the original filing.

Summary Term Sheet

Georgetown Bancorp’s Financial Advisor Has Provided an Opinion…, page 1

1.                                      We note the limitation on reliance that KBW’s “opinion was for the information of, and was directed to, the Georgetown Bancorp Board of Directors.” Please delete this limitation and make corresponding deletions on pages 22 and B-4, as this statement is inconsistent with the disclosures relating to the opinion. Alternatively, disclose the basis for KBW’s belief that shareholders cannot rely upon the opinion to support any claims against KBW arising under applicable state law (e.g., the inclusion of an express disclaimer in KBW’s engagement letter with the Company). Describe any

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

December 2, 2016

applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to KBW would have no effect on the rights and responsibilities of either KBW or the board of directors under the federal securities laws.

In response to the Staff’s comment, we supplementally advise the Staff that the language referenced appearing on pages 1, 22 and B-4 is not intended by Keefe, Bruyette & Woods, Inc. (“KBW”) to limit reliance by shareholders on the disclosures relating to such opinion in the proxy statement.  In addition, we do not believe that such language is of the type that the Staff has identified as objectionable in the Division of Corporation Finance’s Current Issues and Rulemaking Projects dated November 14, 2000.  The referenced language does not state that the opinion is “exclusively” or “solely” for the Company’s board of directors, which the Staff has objected to in the past. Rather, the language referenced by the Staff clarifies the context and purpose of the opinion (i.e., that the opinion is for the purpose of the Company’s board’s consideration of financial terms of the merger and not for any other purpose, such as, for example, for purposes of an appraisal or accounting or tax purposes) and is of a type that is customarily included in opinions provided by many financial advisors.  Such language does not preclude the use of the opinion through inclusion in the proxy statement, for which KBW has provided its consent.  We note the disclosure added on page 22 of the proxy statement in response to the Staff’s comment below that indicates that KBW has consented to the inclusion of its opinion letter as Annex B.  We believe that the newly-inserted language in the paragraph immediately preceding the language in question sufficiently clarifies such language.

2.                                      Furthermore, please disclose that KBW has consented to the use of its opinion in your proxy statement.

Page 22 has been revised, as requested.

PROPOSAL I — APPROVAL OF THE MERGER AGREEMENT

Certain Prospective Financial Information Provided by Georgetown Bancorp, page 30

3.                                      Please delete the disclosure on page 33 that the financial projections in your proxy statement do not “constitute material information of Georgetown Bancorp.” While you may caution investors about the uncertainties of these projections it is inappropriate to imply that this does not constitute public disclosure.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

December 2, 2016

Page 33 has been revised, as requested.

*   *   *   *   *

We trust the foregoing is responsive to the Staff’s comments.  We request that the Staff advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint
Ned Quint

Enclosures

cc:                                Robert E. Balletto, President and

Chief Executive Officer

Eric Luse, Esq.